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                            March 22, 2021

       Brian McKelligon
       President and Chief Executive Officer
       Akoya Biosciences, Inc.
       100 Campus Drive, 6th Floor
       Marlborough, MA 01752

                                                        Re: Akoya Biosciences,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 12,
2021
                                                            CIK No. 0001711933

       Dear Mr. McKelligon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 12, 2021

       Use of Proceeds, page 59

   1. We note your response to prior comment 8. Please disclose the approximate amount of net proceeds intended
to be used for each purpose listed. Refer to Item 504 of Regulation
                                                        S-K.
 Brian McKelligon
FirstName  LastNameBrian McKelligon
Akoya Biosciences, Inc.
Comapany
March      NameAkoya Biosciences, Inc.
       22, 2021
March2 22, 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of the years ended December 31, 2020 and 2019 Revenue, page 75

2. Please revise to disclose how changes in price per instrument contributed to changes instrument revenue during 2020 compared to 2019. In that regard, we see that instrument revenue per new system placement increased from approximately $181 to $201.
3. We see that service revenue increased in total as well as a percentage of total revenue.
         Please revise to provide greater insight into the drivers of $1.5 million increase from instrument service, including whether it related primarily to extended service contracts, installation or training.
Costs of Goods Sold, Gross Profit and Gross Margin, page 76

4. Regarding the decrease in cost of product revenue of $2.9 million, or 19%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, please revise to quantify the multiple factors that you attributed to the fluctuation.
Consolidated Financial Statements for the year ended December 31, 2020
Note 11. Stock compensation plan, Stock Options, page F-27

5. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. You may contact Kristin Lochhead at 202-551-3664 or Angela Connell at
202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Patrick J. O'Malley, Esq.